[SPECTRA ENERGY PARTNERS, LP LETTERHEAD]
June 13, 2007
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Spectra Energy Partners, LP Registration Statement on Form S-1 Amendment No. 3 File No. 333-141687
Dear H. Christopher Owings:
     On behalf of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership” or “we”), we have filed through EDGAR the Partnership’s Amendment No. 3 (“Amendment No. 3”) to its Registration Statement, File No. 333-141687 (the “Registration Statement”). We enclose herewith five courtesy copies of Amendment No. 3.
     Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Sincerely, SPECTRA ENERGY PARTNERS, LP
By:	/s/ C. Gregory Harper
C. Gregory Harper
President and Chief Executive Officer

cc:	Brian McAllister (Commission) Michael Moran (Commission) Matthew Benson (Commission) Mara Ransom (Commission) David Oelman (Vinson & Elkins L.L.P.)